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                             December 13, 2023

       Shibasish Sarkar
       Chief Executive Officer
       International Media Acquisition Corp.
       1604 US Highway 130
       North Brunswick, NJ 08902

                                                        Re: International Media
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 6,
2023
                                                            File No. 001-40687

       Dear Shibasish Sarkar:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to January 2, 2025, a date which is 41 months from
your initial public offering. We also note that you are listed on
                                                        The Nasdaq Capital
Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company
complete one or more business combinations within 36 months of the effectiveness of
its IPO registration statement. Please revise to explain that the proposal to extend your
termination deadline to January 2, 2025 does not comply with this rule, or advise, and to
disclose the risks of your non-compliance with this rule, including that your securities
may be subject to suspension and delisting from The Nasdaq Capital
                                                        Market.
 Shibasish Sarkar
FirstName  LastNameShibasish
International Media AcquisitionSarkar
                                Corp.
Comapany13,
December   NameInternational
               2023           Media Acquisition Corp.
December
Page  2    13, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Giovani Caruso